UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2020

Commission File Number: 001-39224

TFI INTERNATIONAL INC.
(Translation of registrant's name into English)

8801 Trans-Canada Highway, Suite 500
Saint-Laurent, Québec
H4S 1Z6 Canada
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [   ] Form 40-F [ X ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [   ]

EXHIBIT INDEX

Exhibit Number	Exhibit Description
99.1	Letter to Shareholders
99.2	Notice of Meeting
99.3	Notice-And-Access
99.4	Management Proxy Circular
99.5	Form of Proxy

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TFI International Inc.

Date: March 16, 2020	By:	/s/ Josiane M. Langlois
Name: Josiane M. Langlois
Title: Vice-President, Legal Affairs & Corporate Secretary